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                                                               EXHIBIT (a)(5)(A)
[CEMEX Logo]                                                    [Southdown Logo]


FOR IMMEDIATE RELEASE



Contact Information:
FOR CEMEX:                                                    FOR SOUTHDOWN:
Winnie Lerner                                                 Thomas E. Daman
(800) 576-6555                                                (713) 650-6200



            CEMEX TO ACQUIRE SOUTHDOWN IN US$2.8 BILLION TRANSACTION


MONTERREY, MEXICO AND HOUSTON, TEXAS, September 29, 2000 -- CEMEX (NYSE: CX, BMV:CEMEXCPO) and Southdown (NYSE: SDW) announced today that the companies have entered into a definitive merger agreement under which CEMEX will acquire all of the outstanding stock of Southdown for US$73.00 in cash per share, or a total of approximately US$2.8 billion including US$185 million in long term debt. The transaction has been approved by the boards of both companies. CEMEX will commence its tender offer on or before October 5th, 2000, and intends to fund the purchase price through commitments it has arranged with The Chase Manhattan Bank, Citibank, N.A., Salomon Smith Barney Inc and Deutsche Bank AG.

"Southdown is an excellent fit for CEMEX," said Lorenzo H. Zambrano, Chairman and CEO of CEMEX. "The company's management and facilities are world class and, I believe, will mesh well with our global network. This combination will not only expand our presence in the United States, but help us compete more effectively in all our markets. Integrating Southdown into a company with the scale and resources to prosper in a rapidly consolidating, global industry will create value for our shareholders," he added.

After the merger with Southdown, CEMEX will have annualized combined sales in excess of US$6.3 billion pro forma as of June 30th 2000.

"As we indicated to our shareholders last March, we have been looking at many alternatives for enhancing value and adding to the challenge of effectively participating in the global economy. I believe that combining with CEMEX is far and away the best of these," said Clarence C. Comer President and CEO of Southdown. "We recommended this transaction to our board and, with their endorsement, we are recommending it to our shareholders because we believe it maximizes the value for all stakeholders. This transaction is good for our shareholders; it is good for our customers; and it is good for our employees."
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The closing of the tender offer is conditioned upon, among other things, (1) at least two-thirds of Southdown's fully diluted shares being tendered and not withdrawn prior to the expiration of the tender offer, and (2) expiration or termination of the appropriate waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

Subsequent to the consummation of the tender offer, CEMEX will acquire the remaining shares of Southdown's outstanding common stock through a merger of an indirect subsidiary of CEMEX with Southdown, after which each outstanding share of Southdown common stock will be converted into the right to receive US$73.00 per share in cash.

Until completion of the tender offer and the regulatory process, the two companies will remain independent. Thereafter, CEMEX intends to operate all its U.S. operations, including Southdown, as a combined entity. Mr. Comer is expected to become the President and CEO of the new entity.

"This acquisition meets all of our investment criteria," said Mr. Zambrano. "It allows us to maintain the strength of our capital structure and is expected to generate attractive returns, while diversifying the sources of our cash flow and providing a better balance between our developed and developing country markets. We believe that implementation of CEMEX's best practices in the new entity will lead to significant cost savings. We expect this transaction to add to our cash earnings and free cash flow per share from day one."

CEMEX is one of the three largest cement companies in the world with approximately 65 million metric tons of production capacity. CEMEX is engaged in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates and clinker through operating subsidiaries in four continents. For more information, visit www.cemex.com.

Southdown, headquartered in Houston, has a network of 12 cement-manufacturing plants and 45 cement distribution terminals serving 27 states throughout the United States. Southdown also mines, processes, and sells construction aggregates and specialty mineral products in the eastern half of the U.S. and in California. In addition, the company produces and distributes ready-mixed concrete products in California and Florida. For more information, visit www.southdown.com.

Salomon Smith Barney Inc. is acting as exclusive financial advisor to CEMEX in connection with the acquisition and the related financing. Lehman Brothers Inc. is acting as exclusive financial advisor to Southdown in this transaction and rendered a fairness opinion.

EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED, THE MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS, THE ACCURACY OF WHICH IS NECESSARILY SUBJECT TO RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE DISCUSSION OF CERTAIN MATTERS IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCE INCLUDE THOSE FACTORS SET FORTH IN SOUTHDOWN 'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1999 AND CEMEX'S ANNUAL REPORT ON FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 1999, AND OTHER FILINGS MADE BY EACH COMPANY FROM TIME TO TIME WITH THE SECURITIES AND EXCHANGE COMMISSION.
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INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ BOTH THE TENDER
OFFER DOCUMENTS AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. THE TENDER OFFER DOCUMENTS WILL BE FILED BY CEMEX WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION, AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL BE FILED BY SOUTHDOWN WITH THE COMMISSION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AND OTHER RELATED MATERIAL FILED BY CEMEX AND SOUTHDOWN WITH THE COMMISSION AT www.sec.gov.

THE TENDER OFFER STATEMENT AND RELATED OFFERING DOCUMENTS MAY BE OBTAINED FROM CEMEX BY DIRECTING SUCH REQUEST TO: www.CEMEX.com. THE SOLICITATION/ RECOMMENDATION STATEMENT AND SUCH OTHER DOCUMENTS MAY BE OBTAINED FROM SOUTHDOWN BY DIRECTING SUCH REQUEST TO: www.southdown.com.

A WEB CAST PRESENTATION WILL BE ACCESSIBLE LIVE AT 10:00 AM EDT AT: http://www03.activate.net/cemex. IF YOU ARE UNABLE TO PARTICIPATE, A REPLAY OF THE WEB CAST WILL BE AVAILABLE UNTIL OCTOBER 6.

An analyst conference call/web cast presentation will be held today at 10:00 AM EDT. PARTICIPANTS IN THE US, MEXICO AND NASSAU, PLEASE DIAL: (800) 406-5345. PARTICIPANTS FROM FRANCE ON FRANCE TELECOM, HONG KONG ON HONG KONG TELECOM, AND SINGAPORE ON SINGAPORE TEL CAN DIAL TOLL FREE: 001-800-77771111. PARTICIPANTS IN GERMANY ON DEUTSCHE TELECOM, SPAIN ON TELFONICA, ENGLAND, SCOTLAND AND ANYWHERE ELSE IN THE UK ON BT MERCURY CAN DIAL TOLL FREE: 00-800-77771111.

INTERNATIONAL CALLERS EXPERIENCING DIFFICULTY ACCESSING THE TOLL FREE NUMBER CAN DIAL DIRECT: (913) 981-5571 (PARTICIPANTS FROM THE NETHERLANDS SHOULD USE THIS NUMBER ONLY).

IF YOU ARE UNABLE TO PARTICIPATE IN THE CONFERENCE CALL, A REPLAY WILL BE AVAILABLE BEGINNING AT 3:00 PM EDT ON SEPTEMBER 29 AND RUNNING THROUGH 11:59 PM EDT ON OCTOBER 5. TO ACCESS THE REPLAY, PLEASE DIAL: (719) 457-0820, RESERVATION #520564.

IF YOU HAVE ANY QUESTIONS REGARDING THE CONFERENCE CALL/WEB CAST, PLEASE CONTACT JESSICA BAGA, ABERNATHY MACGREGOR GROUP, (212) 371-5999.